UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.            )*

Jefferson Savings Bancorp, Inc.  14915 Manchester Rd.   Ballwin, MO   63011
( Name of issuer )
Common Stock
(Title of Class of Securities)
474900-10-7
(CUSIP Number)

Mary K. Drake Family Limited Partnership    2104 Dornoch - League City, TX
77573  (Previously known as " Mary Kathryn Drake")
IL phone  618-654-9536
TX phone 281-538-1402
(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications)
June 3, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to rep ort the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ( ).

Check the following box if a fee is being paid with the statement ( ).   A f
ee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent t hereto reporting beneficial ownership of five percent or less of such class.
) (See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies ar e to be sent.

*The remainder of this cover page shall be filled out for a reporting perso n's initial filing on this form with respect to the subject class of securit ies, and for any subsequent amendment containing information which would alt er disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be de emed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









SCHEDULE 13D
CUSIP NO. 474900-10-7							PAGE 1_ OF 3   PAGES


(1) 	  Mary K. Drake Family Limited Partnership  760530003
	(formerly Mary Kathryn Drake)

NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)	Individual Sale						(a)  (   )    (b)   (  )

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
______________________
(3)  	SEC USE ONLY
(4)	P.F.
	SOURCE OF FUNDS*
(5)	N.A.							(  )
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)

(6) 	U.S.A.
	CITIZENSHIP OR PLACE OF ORGANIZATION

			NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH   (7) T
HROUGH (10)
(7)	481,800
	SOLE VOTING POWER
(8)	N.A.
	SHARED VOTING POWER
(9)	403,900 Safe keeping Prudential Securities
	  40,900 on account at Prudential Securities
	  24,500 on account at Bear Stearns
	  12,500 held personally William K. Drake Defined Benefit Plan (Mary K. Dra
ke, Trustee)
	       100 held personally (owned and voted by William K. Drake)
SOLE DISPOSITIVE POWER
(10)	No
	SHARED DISPOSITIVE POWER
(11)	Same as #9
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
(12)	See #9						(  )
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*
(13)	--
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
(14)	IN
	TYPE OF REPORTING PERSON*


*SEE INSTRUCTIONS BEFORE FILLING OUT
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

	EXHIBIT - PAGE 2 OF 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D

ITEM 1: SECURITY AND ISSUER

Common stock - Jefferson Savings Bancorp, Inc. 14915 Manchester Rd. Ballwi n, MO 63011
	David M. McCay
	Chairman of Board of Directors of Jefferson Savings Bancorp, Inc.

ITEM 2: IDENTITY AND BACKGROUND

(a )  Mary K. Drake Family Limited Partnership (formerly Mary Kathryn Drake)

(b )  2104 Dornoch - League City, TX 77573

( c)  Self employed investor and trader and farm owner/operator

(d )  N.A.

(e )  N.A.

(f )  United States of America - General partner is American citizen

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

I have made the purchases with partnership funds. There have been no loans made for the purpose of acquisition. All shares have been acquired through purchase.

ITEM 4:  PURPOSE OF TRANSACTION

(a ) The Partnership purchase does not relate to any future purchases by an other buyer. The Partnership has no plans to dispose of the securities that have been acquired.

(b ) N.A. The Partnership has no plans for merger, reorganization or liquid ation involving the issuer or any subsidiaries.

(c ) N.A. The Partnership has no plans to sell or transfer a material amoun t of assets of the issuer or any of its subsidiaries.

(d ) The Partnership feels representation on the Board of Directors would b e appropriate at this time.

(e ) N.A. The Partnership has no plans to change the present capitalization or dividend policy of the issuer.

(f ) N.A. The Partnership has no plans for material change in the issuer's business or corporate structure.

(g )  N.A.  The Partnership has no plans to change issuer's charter, bylaws, etc. which may impede the acquisition of control of the issuer by any person. (h ) N.A.
(i )  N.A.
(j )  N.A. -None
FILING EVENT  06/03/97

	EXHIBIT - PAGE 3 OF 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

(a )  The number of shares beneficially owned by Mary K. Drake is 481,900.
 Of this, 469,300 is held in the Mary K. Drake Family Limited Partnership. 12,500 shares are in the Mary K. Drake, Trustee for the William K. Drake Def ined Benefit Plan. 100 shares are personally owned and voted by Dr. William
 K . Drake. The number of shares outstanding per Jefferson Savings News Rel ease of April 24, 1997 is 4,970,949. The percentage owned by the Mary K. Dr ake Family Limited Partnership is 9.69.

(b ) Mary K. Drake is Vice President of the Drake Family Management Company , The General Partner of the Mary K. Drake Family Limited Partnership and ha s the power to vote all 469,300 shares. Mary K. Drake is trustee of the Wil liam K. Drake Defined Benefit Plan and has the power to vote the 12,500 shar es.

(c )  Purchase of all stock other than originally owned by the Mary K. Drake
 Family Limited Partnership. The transactions on these purchases were June 3, 1997 and June 13, 1997 of 14,000 shares and 5,000 shares respectively at a price of 28.75 per share. The transactions were made at Prudential Securi ties in Chesterfield, Missouri and Prudential Securities in West Palm Beach,
 Florida. Payment was made by wire transfer to the Chesterfield Account and from funds in the West Palm Beach , Florida account.

(d )  N.A.

(e )  N.A.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPE CT TO SECURITIES OF THE ISSUER

N.A.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

N.A.

Signature

	After a reasonable inquiry and to the best of my knowledge and belief, I ce rtify that the information set forth in this statement is true, complete and correct.

June 13, 1997						Mary Kathryn Drake
______________________________			____________________________
                   Date
                             Signature

							Mary Kathryn Drake
							_______________________________

							        Name/Title

FILING EVENT  06/03/97